Exhibit 99.1

Eastern American Natural Gas Trust
JPMORGAN CHASE BANK, N.A., CORPORATE TRUSTEE
 700 LAVACA AUSTIN, TEXAS 78701 / (512) 479-2562 /

December 1, 2005

To all Unitholders of Eastern American Natural Gas Trust

        As you may know, on November 28, 2005, a newly formed partnership named Ensource Energy Income Fund LP launched an unsolicited exchange offer to acquire all of the outstanding depositary units of Eastern American Natural Gas Trust. The terms and conditions of the Ensource exchange offer are set forth in a prospectus dated November 21, 2005, which you may have received from Ensource. Although the Ensource prospectus is more than 200 pages, you should read the entire prospectus carefully to be sure you understand the Ensource proposal and risks involved in that proposal before you consider tendering your Trust units to Ensource.

        The Trust has reviewed the Ensource proposal carefully, and has retained an independent financial advisor to assist with an evaluation of the fairness of the Ensource proposal to you. The independent financial advisor has delivered its written opinion that, based upon, and subject to the matters set forth therein, the terms of the Ensource offer, taken as a whole, are not fair, from a financial point of view, to the holders of Trust units. Based, in part, on the opinion of the independent financial advisor that the Ensource proposal is not fair to the Trust unitholders, the Trust has concluded that the Ensource proposal is not in the best interest of the Trust unitholders.

        Consequently, the Trust recommends that you reject the Ensource exchange offer and not tender your Trust units.

        The reasons for the Trust's recommendation are set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Response"). The key reasons for the Trust's recommendation are:

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  The independent financial advisor retained by the Trust to evaluate the Ensource proposal has delivered its written opinion that, based upon, and subject to the matters set forth therein, the terms of the Ensource offer, taken as a whole, are not fair, from a financial point of view, to the holders of Trust units. A copy of the financial advisor's opinion, dated November 29, 2005, is attached to the Response for your information.

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  Eastern American Energy Corporation, which created the Trust and continues to operate the properties in which the Trust owns net profits interests, has informed the Trustee that, in its opinion, Trust unitholders should reject the Ensource proposal. Eastern American has delivered a letter to the Trustee setting forth the reasons for its opinion that unitholders should reject the proposal. A copy of the letter is attached to the Response for your information.

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  The Trust was intended to be a passive vehicle to distribute the proceeds from the net profits interests held by the Trust, and to hold the zero coupon U.S. Treasury Bonds held by the Trust depositary. The Trust was intended to distribute the proceeds of the Treasury Bonds to unitholders at maturity in 2013, and also to distribute the proceeds of the Trustee's sale of the royalty net profits interests held by the Trust at approximately the same time. The Ensource business model is substantially different—it is intended to be an actively managed oil and gas business, which involves substantially more risk. Ensource identifies 69 risk factors covering 24 pages in the Ensource Prospectus that Ensource itself says Trust unitholders should consider before deciding whether to tender their Trust units to Ensource.

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  The Trust was designed to ensure a $20 per unit distribution to unitholders upon maturity of the zero coupon U.S. Treasury Bonds in 2013. If Ensource acquires your Trust units, you will not receive the $20 per unit distribution, because Ensource intends to sell the Treasury Bonds and use the proceeds in its business. The Trust was also designed to sell the royalty net profits interests the Trust now holds between 2012 and 2013. If Ensource acquires your units, you will not receive the proceeds of that sale.

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  Any Trust unitholder who prefers to invest in a different business, including an actively managed oil and gas business like the business Ensource proposes, is already free to do so at any time, whether by selling Trust units and investing in a different business, or by withdrawing his or her interest in the Treasury Bonds.

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  The Ensource proposal would result in substantially increased fees and expenses, including an estimated $8.6 million in transaction costs and expenses, an additional estimated $2.3 million in fees and expenses in the first year of the Ensource partnership, a $600,000 annual management fee payable to the Ensource general partner, an estimated doubling of the G&A expenses compared to those incurred by the Trust in 2004, and a wide variety of other costs and expenses, all of which would be paid, directly or indirectly, by the Ensource partnership in which you would receive an interest in exchange for your Trust Units.

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  Ensource has no operating history, has not identified any properties for acquisition, and does not have the employees it would require to implement its business plan.

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  There is no assurance that distributions to former Trust unitholders would increase if Ensource acquires your Trust units, and there are a variety of reasons that distributions could decrease.

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  The terms of the Ensource proposal, which were determined solely by Ensource, would result in Ensource holding very significant economic interests in the new partnership, on terms the financial advisor to the Trust has determined are not fair to the Trust unitholders.

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  Ensource itself has tried to identify benefits of its proposal to the Trust unitholders in the Ensource prospectus. The Trust has reviewed Ensource's description, and does not believe that any of the purported benefits are really clearly benefits to the Trust unitholders. The Trust's comments on each of the purported benefits are included in the enclosed Response.

        The Trust has retained MacKenzie Partners, Inc. to assist you in understanding why the Trust recommends that you not tender your units to Ensource. You may call MacKenzie Partners for assistance toll free at the number shown below.

        The enclosed Schedule 14D-9 was prepared by the Trust and contains a detailed description of the reasons for the Trust's recommendation and factors considered by the Trust. The Trust urges you to read the Schedule 14D-9 carefully before you make your decision.

        If you have any questions or need any assistance, please call MacKenzie Partners, Inc. toll-free at 1-800-322-2885. MacKenzie Partners has been retained by the Trust to help you understand why the Trust recommends that you not tender your units to Ensource.